mwe.com David Huberman Attorney at Law dhuberman@mwe.com +1 312 984 6887

April 27, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Patrick Fullem
Ms. Asia Timmons-Pierce
Ms. Mindy Hooker
Mr. Kevin Woody

Dear Mr. Fullem:

On behalf of ParaZero Technologies Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 7, 2022, relating to the above referenced Draft Registration Statement on Form F-1 (CIK No. 0001916241) submitted by the Company on March 11, 2022 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is submitting via EDGAR Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used but not defined herein have the meanings given to such terms in Amendment No. 1.

Draft Registration Statement on Form F-1 submitted March 11, 2022

Market, Industry and Other Data, page iii

1.	We note that the prospectus includes market, industry and other data based on information from several third-party sources. Please tell us if you commissioned any of the industry or other data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

Response: The Company respectfully acknowledges the Staff’s comment. The Company did not commission from third parties any of the industry or other data referenced in Amendment No. 1.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

U.S. Securities and Exchange Commission
April 27, 2022

Risk Factors, page 12

2.	We note your disclosure that Delta Drone and its subsidiaries have the right to purchase from the company all of the company’s commercial products that are sold by the company at any time during the specified period. Please consider including risk factor disclosure regarding your obligations under the SPA.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 90 of Amendment No. 1 to clarify that (1) the right of Delta Drone and its subsidiaries pursuant to the Delta Drone Supply Agreement to purchase, until February 2, 2027, from the Company, directly or through any third-party distributor, all of the Company’s commercial products that are sold by the Company at any time for use on all drones operated by Delta Drone, is a non-exclusive right which would not limit the Company’s ability to sell products to any other party, (2) any purchases by Delta Drone and its subsidiaries pursuant to the Delta Drone Supply Agreement will be made on pre-agreed market-rate pricing terms, and (3) the Company does not expect Delta Drone and its subsidiaries to exercise the right and believes that even if Delta Drone and its subsidiaries did exercise the right, it would not have a material adverse effect on the Company’s business, operations or financial performance. To the contrary, in the event that Delta Drone does purchase the Company’s products, it would be beneficial to the Company as it would result in increased revenue. Accordingly, the Company does not believe a risk factor regarding the right is necessary to include in Amendment No. 1.

Risk Factors – Our principal shareholders, and related officers and directors..., page 28

3.	We note your disclosure that your principal shareholders, and related officers and directors beneficially own approximately 59% of your ordinary shares. Please tell us whether you will be a “controlled company” under Nasdaq listing rules after the completion of the offering and, if so, disclose the corporate governance exemptions that will be available to you and the related risks to investors.

Response: The Company respectfully acknowledges the Staff’s comment. Due to the expected dilution to existing shareholders as a result of the offering, the Company expects that, upon completion of the offering, the ordinary shares beneficially held by all 5% or greater shareholders and the directors and officers of the Company as a group will be below 50% and thus the Company will not be a “controlled company” under the Nasdaq listing rules.

Use of Proceeds, page 38

4.	You disclose that you will use a portion of proceeds for possible future acquisitions. Please revise to provide a brief description of your acquisition plans, including types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that you will target or the terms of any potential acquisitions. See Item 3.C.3 of Part 1 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 38 of Amendment No. 1 to clarify that management has not yet determined the types of businesses that the Company will target or the terms of any potential acquisitions.

U.S. Securities and Exchange Commission
April 27, 2022

Liquidity and Capital Resources, page 47

5.	Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of variations in the amount of cash available to the company from offering proceeds.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 1 to clarify the Company’s short and long-term liquidity requirements and priorities, including that (1) the Company believes the proceeds of the offering, together with the Company’s current cash, including the proceeds from the sale of the SAFEs in February and March of 2022, will be sufficient to meet the Company’s working capital and capital expenditure requirements at least through December 2027, and (2) the Company’s main expense over this approximately five year period will be hiring more employees and the Company will evaluate its expenses on an annual basis over this period to determine whether it will need additional financing. The Company respectfully disagrees with the Staff that disclosure regarding the impact on liquidity and capital resources of variations in the amount of cash available to the Company from offering proceeds is necessary because the offering will be a firm commitment offering and not a best efforts offering.

Business, page 52

6.	We note your disclosure that you rely on licensing partners and licensees. Please discuss your licensing arrangements. For each material licensing agreement you have entered into disclose the material terms of the agreement, including the duration and termination provisions and the royalty term and any royalty term expiration provisions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 53 of Amendment No. 1 to clarify that the Company does not rely on licensing partners and licensees but instead relies on sale, collaboration and other arrangements with third-party service providers, vendors and development partners that purchase the Company’s products and then seek regulatory approval for the combined use of their drones with the Company’s products. The Company has no licensing agreements or arrangements with, and does not receive any royalty payments from, any parties, except for one licensing agreement for the out-license of software previously developed by the Company for the production of its products, which has generated an immaterial amount of revenue.

Milestones, page 54

7.	We note that throughout your registration statement you provide footnotes citing hyperlinks to third-party websites to support factual assertions, statistical data or otherwise. Please be advised that where you include a hyperlink in your filing, you assume responsibility for the information on the hyperlinked website and the information accessible through the hyperlinked website as if it were part of your filing. Please refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks in your filing. Please revise.

Response: In response to the Staff’s comment, the Company has removed from Amendment No. 1 all footnotes containing hyperlinks to third-party websites to support factual assertions, statistical data or other information.

U.S. Securities and Exchange Commission
April 27, 2022

Milestones, page 54

8.	Please revise to elaborate on your partnership with Allianz Global Corporate & Specialty.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 55 of Amendment No. 1 to provide additional information regarding the Company’s partnership with Allianz Global Corporate & Specialty (“AGCS”). More specifically, the disclosure now states that (1) AGCS provides comprehensive hull and liability coverage for a range of risks associated with UAS and insures thousands of drone operators and (2) the partnership allows AGCS to offer its clients pricing incentives and preferential conditions for using the Company’s parachute safety systems, thereby encouraging the use of the Company’s products and the safe operation of UAS.

Intellectual Property, page 62

9.	We note you hold a number of patents, including patents in China. Please include or revise risk factors discussing any risks associated with protecting intellectual property in China.

Response: The Company respectfully acknowledges the Staff’s comment. The Company’s patents in China are not material to the Company’s business, operations or financial performance and, therefore, the Company does not believe that the inclusion in Amendment No. 1 of a risk factor relating to the protection of the Company’s intellectual property in China is necessary.

Notes to Financial Statements
Note 2 - Significant Accounting Policies
I. Revenue Recognition, page F-13

10.	Please expand your disclosures consistent with the requirements in IFRS 15 and considering the appropriate level of detail based on materiality to provide company-specific information for:

●	The nature of the goods and services that you have promised to transfer. See paragraph 119 of IFRS 15;

●	The performance obligation(s) you have determined from your contracts with customers. For each performance obligation highlight whether you have bundled any goods or services that are not considered distinct pursuant to paragraphs 26 through 30 of IFRS 15;

●	Your typical payment terms for your performance obligations. See paragraph 119 of IFRS 15. We note your disclosure that the Company “usually has a present right to receive payment.” Please clarify under what circumstances the Company would not have a right to receive payment, but would record revenue;

●	The timing of when you recognize revenue (i.e., point in time or over time). See paragraph 124 of IFRS 15;

●	Provide disclosures for each type of variable consideration included in the transaction price and the significant judgments used, if applicable. See paragraph 126 of IFRS 15; and

●	If material, the amount of any contract assets and liabilities that result from your arrangement. See paragraph 116 through 118 of IFRS 15.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-13 of Amendment No. 1. Further, please note the following:

The Company's revenues consist of sales of drone safety systems with a one-year warranty, directly to customers via direct sales to system manufactures, resellers and an online store. The payment terms are usually an advance payment through a credit card or a bank wire or 30 days credit upon delivery of the product for certain existing clients.

The Company recognizes revenue from the sale of its products at the point of time when control is transferred to its customers. Once the Company’s products have been physically delivered to the agreed location, the Company no longer has a physical holding but has a present right to receive payment without retaining any significant risks or benefits.

U.S. Securities and Exchange Commission
April 27, 2022

The Company’s products include warranties which require the Company to either replace or repair defective products during the warranty period if the products fail to comply with the described specifications. In accordance with IFRS 15, such warranties are not accounted for as separate performance obligations and hence no revenue is allocated to them. Instead, a provision is made for the costs of satisfying the warranties in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Each transaction of a product sale (including a warranty) consists of one performance obligation.

Note 3 - Critical Accounting Estimates and Judgments
Inventory Net Realized Value, page F-16

11.	Based on the material impact that net realizable value adjustments had on operating results during 2020, it appears to us you should expand your disclosures to provide additional insights into the impairments you recorded and address the following:

●	Explain the specific reasons for the impairments you recorded in 2020.

●	Quantify and discuss the significant estimates and assumptions you used to determine net realizable values.

●	Discuss material uncertainties associated with your key assumptions and potential events and/or circumstances that could have a negative impact on estimated realizable values.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of Amendment No. 1. Further, please note the following:

The Company wrote off specific inventory items that can no longer be used due to regulatory changes to the field of small unmanned aerial systems in response to public privacy concerns, especially in the U.S., which have triggered, among other things, a technological obsolescence as the market has introduced new qualified drones.

The obsolete items are mainly comprised of two specific safety systems suitable for lightweight commercial drones. The write-off charge included 87% of the finished products, amounting to $290,000, and 100% of the related raw materials, amounting to $147,000. The Company’s management estimated that there may still be a de-minimis demand for these obsolete finished products in certain jurisdictions to which the aforementioned regulation has not yet applied and therefore wrote off the finished products to $40,000, rather than $0.

The Company's management evaluated alternative sale channels of those items and concluded that the cost to perform mechanical alternations to them would exceed the value expected to be received through sales.

U.S. Securities and Exchange Commission
April 27, 2022

Item 7. Recent Sales of Unregistered Securities, page II-2

12.	For each of the issuances discussed in this section, please identify the exemption from registration pursuant to which you issued these securities. Please also identify the persons or class of persons to whom the equity investment agreements were sold. See Item 701 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of Amendment No. 1 to identify (1) the exemptions from registration pursuant to which the Company issued unregistered securities and (2) the class of persons to whom the equity investment agreements were sold.

General

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Response: In response to the Staff’s comment, the Company will provide to the SEC all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact me at (312) 984-6887 or Ze’-ev Eiger at (212) 547-5470 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ David Huberman

cc: Boaz Shetzer, Chief Executive Officer